Filed pursuant to Rule 433 Registration Statement No. 333-263376 Dated July 19, 2024

UBS AG Step Down Trigger Autocallable Notes

Linked to the least performing of the Nasdaq-100® Technology Sector IndexSM, the Russell 2000® Index and the shares of the Utilities Select Sector SPDR® Fund due on or about July 29, 2027

This document provides a summary of the terms of the Trigger Autocallable Contingent Yield Notes (the “Notes”). Investors should carefully review the accompanying preliminary pricing supplement for the Notes, the accompanying product supplement, the index supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Notes do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying asset and must be willing to accept the risk of not receiving any contingent coupons over the term of the Notes. The Notes are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Notes are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

Summary of Preliminary Terms
Issuer:	UBS AG London Branch (“UBS”)
Principal Amount:	$1,000 per Note
Term:

Approximately 3 years, unless subject to an automatic call. In the event that we make any change to the expected trade date and settlement date, the calculation agent may adjust the observation dates and call settlement dates (including the final valuation date and maturity date) to ensure that the stated term of the Notes remains the same.

Underlying Assets	The Nasdaq-100® Technology Sector IndexSM, the Russell 2000® Index and the shares of the Utilities Select Sector SPDR® Fund
Trade Date	Expected to be July 26, 2024
Settlement Date	Expected to be July 31, 2024
Observation Dates	Monthly (callable after 12 months) (as set forth in the accompanying preliminary pricing supplement)
Final Valuation Date	Expected to be July 26, 2027
Maturity Date	Expected to be July 29, 2027
Call Return Rate	12.15% per annum
Call Return	The call return increases the longer the Notes are outstanding and is based upon the call return rate as specified under “Features” herein.
Call Price	The call price equals the principal amount per Note plus the applicable call return.
Initial Level	With respect to each underlying asset, the closing level of such underlying asset on the trade date.
Call Threshold Level	On each observation date, the call threshold level is a specified level of each underlying asset that is equal to a percentage of its initial level, as specified under “Features” herein.
Downside Threshold	With respect to each underlying asset, 70% of its initial level. The actual coupon barriers will be determined on the trade date.
Final Level	With respect to each underlying asset, the closing level of such underlying asset on the final valuation date.
Underlying Return	With respect to each underlying asset, the quotient, expressed as a percentage, of the following formula: Final Level – Initial Level Initial Level
Least Performing Underlying Asset	The underlying asset with the lowest underlying return as compared to any other underlying asset.
Underwriting Compensation**	$2.50 (0.25%) per Note. UBS Securities LLC may also pay one or more unaffiliated dealers a marketing fee of $5.00 per Note with respect to some or all of the Notes.
CUSIP / ISIN	90307DR38 / US90307DR388
Estimated Initial Value	Expected to be between $938.50 and $968.50 per Note. See “Key Risks” in the preliminary pricing supplement.
Pricing Supplement	https://www.sec.gov/Archives/edgar/data/1114446/000183988224022453/ubs_424b2-13396.htm

* Subject to postponement for market disruption events and non-trading days, as applicable, as described in the accompanying preliminary pricing supplement.

** See “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)” in the accompanying preliminary pricing supplement.

Features

Automatic Call Feature

UBS will automatically call the Notes if the closing level of each underlying asset on any observation date, including the final valuation date, is equal to or greater than its call threshold level.

If the Notes are subject to an automatic call, UBS will pay you on the corresponding coupon payment date (the “call settlement date”) a cash payment per Note equal to the call price for the relevant observation date (the “call settlement amount”). Following an automatic call, no further payments will be made on the Notes.

Observation Date*	Call Settlement Date*	Call Threshold Level(3)	Call Return	Call Price (per Note)
August 4, 2025	August 7, 2025	100.00%	12.1500%	$1,121.500
October 27, 2025	October 30, 2025	96.25%	15.1875%	$1,151.875
January 26, 2026	January 29, 2026	92.50%	18.2250%	$1,182.250
April 27, 2026	April 30, 2026	88.75%	21.2625%	$1,212.625
July 27, 2026	July 30, 2026	85.00%	24.3000%	$1,243.000
October 26, 2026	October 29, 2026	81.25%	27.3375%	$1,273.375
January 26, 2027	January 29, 2027	77.50%	30.3750%	$1,303.750
April 26, 2027	April 29, 2027	73.75%	33.4125%	$1,334.125
Final Valuation Date	Maturity Date	70.00%	36.4500%	$1,364.500

Payment at Maturity (per Note)

If the Notes are not subject to an automatic call then the final level of at least one underlying asset is less than its downside threshold, and UBS will pay you a cash payment that is less than the principal amount, if anything, equal to:

$1,000 × (1 + Underlying Return of the Least Performing Underlying Asset)

In this scenario, you will suffer a percentage loss on your initial investment equal to the underlying return of the least performing underlying asset, regardless of the underlying return of any other underlying asset and, in extreme situations, you could lose all of your initial investment.

UBS SECURITIES LLC

You will find a link to the accompanying preliminary pricing supplement for the Notes above and links to the accompanying product supplement and accompanying prospectus for the Notes under “Additional Information about UBS and the Notes” in the preliminary pricing supplement, which you should read and understand prior to investing in the Notes.

UBS has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Selected Risk Considerations

The risks set forth below are discussed in more detail in the “Key Risks” section in the preliminary pricing supplement. Please review those risks, along with the additional risks discussed in the accompanying product supplement and accompanying prospectus, before making an investment decision.

Risks Relating to Return Characteristics

♦Risk of loss at maturity — The Notes differ from ordinary debt securities in that UBS will not necessarily repay the full principal amount of the Notes at maturity. If the Notes are not subject to an automatic call, the final level of at least one underlying asset will therefore be less than its downside threshold and you will lose a percentage of your principal amount equal to the underlying return of the least performing underlying asset and in extreme situations, you could lose all of your initial investment.

♦The contingent repayment of principal applies only if you hold your Notes to maturity

♦Your return on the Notes may change significantly despite only a small difference in the underlying return of the least performing underlying asset

♦No interest payments

♦Your potential return on the Notes is limited to any call return, you will not participate in any appreciation in the level of any underlying asset or underlying constituents and you will not receive dividend payments on an underlying equity or have the same rights as holders of an underlying equity or any underlying equity constituents

♦A higher call return rate or lower downside thresholds or call threshold levels may reflect greater expected volatility of each of the underlying assets, and greater expected volatility generally indicates an increased risk of loss at maturity

♦Reinvestment risk

Risks Relating to Characteristics of the Underlying Assets

♦You are exposed to the market risk of each underlying asset

♦Because the Notes are linked to the least performing underlying asset, you are exposed to a greater risk of not receiving the call return and losing a significant portion or all of your initial investment at maturity than if the Notes were linked to a single underlying asset or fewer underlying assets

♦Market risk

♦There can be no assurance that the investment view implicit in the Notes will be successful

♦Changes affecting an underlying index, including regulatory changes, could have an adverse effect on the market value of, and return on, your Notes

♦There is no affiliation between any underlying equity issuer, underlying constituent issuer or index sponsor and UBS, and UBS is not responsible for any disclosure by such entities

♦The Nasdaq-100® Technology Sector IndexSM and Russell 2000® Index reflects price return, not total return

♦The Notes are subject to risks associated with the technology sector

♦The Notes are subject to small-capitalization stock risks

♦Fluctuation of NAV

♦Failure of the Utilities Select Sector SPDR® Fund to track the level of its target index

♦The Utilities Select Sector SPDR® Fund utilizes a passive indexing investment approach

♦The Notes are subject to risks associated with the utilities sector

Estimated Value Considerations

♦The issue price you pay for the Notes will exceed their estimated initial value

♦The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value

♦Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date

Risks Relating to Liquidity and Secondary Market Price Considerations

♦There may be little or no secondary market for the Notes

♦The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements

♦Economic and market factors affecting the terms and market price of Notes prior to maturity

♦Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices

Risks Relating to Hedging Activities and Conflicts of Interest

♦Following certain events, the calculation agent can make adjustments to an underlying equity and the terms of the Notes that may adversely affect the market value of, and return on, the Notes

♦Potential UBS impact on price

♦Potential conflicts of interest

♦Potentially inconsistent research, opinions or recommendations by UBS

Risks Relating to General Credit Characteristics

♦Credit risk of UBS

♦The Notes are not bank deposits

♦If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder

Risks Relating to U.S. Federal Income Taxation

♦Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “What Are the Tax Consequences of the Notes?” in the accompanying preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards”, in the accompanying product supplement.